Exhibit 99.48

WONDERFI TECHNOLOGIES INC.

(the “Company”)

NOTICE OF CHANGE IN YEAR-END

Pursuant to Part 4 of National Instrument 51-102

Continuous Disclosure Obligations (“NI 51-102”)

(a)	Notice is hereby provided that pursuant to section 4.8(2) of NI 51-102 that the Company has decided to change its year-end from December 31 to September 30.

(b)	The Issuer wishes to change its year-end in order to complete its first full financial year, present its audited financial results to the capital markets and have better access to the investment community.

(c)	Based on a change of year-end from December 31 to September 30, the Company has a transition year of 8 months and one day, from incorporation on January 30, 2021 to September 30, 2021. The Company’s new financial year shall commence on October 1, 2021 and end on September 30, 2022. The Company will file audited annual financial statements for the transition year ended September 30, 2021 in accordance with Section 4.1 and 4.2 of NI 51-102.

The following tables set forth the lengths of the financial periods, the end dates of the financial periods, the comparative financial periods and the filing deadlines for the Company’s interim and annual financial statements to be filed during its transition year and its new financial year.

Transition Year – January 30, 2021 to September 30, 2021

Financial Statements to File	Comparative Financial Statements	Filing Deadline
Period from incorporation to March 31, 2021	N/A	Filed with the Company’s filing statement dated as of August 20, 2021
Period from incorporation to June 30, 20211	N/A	Filed on August 30, 2021
Period from incorporation to September 30, 2021	N/A	December 29, 2021

New Financial Year – October 1, 2021 to September 30, 2022

Financial Statements to File	Comparison Financial Statements	Filing Deadline
3 months ended December 31, 2021	Period from incorporation to March 31, 2021	January 14, 2022
3 and 6 months ended March 31, 2022	Period from incorporation to March 31, 2021	May 15, 2022
3 and 9 months ended June 30, 2022	Period from incorporation to June 30, 2021	August 14, 2022
12 months ended September 30, 2022	Period from incorporation to September 30, 2021	December 29, 2022

1 These financial statements were “reverse takeover acquirer” (as defined in NI 51-102) financial statements and required pursuant to 4.10(2) of NI 51-102.

WONDERFI TECHNOLOGIES INC.

(signed) “Steven Krause”

Steven Krause

Chief Financial Officer

October 14, 2021